Via Facsimile and U.S. Mail
Mail Stop 6010

March 1, 2006

Mr. Richard Francis, Jr.
Chief Executive Officer and
Chairman of the Board
Symbion, Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, TN 37215

Re: **Symbion, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2004
       Filed March 28, 2005
       File No. 000-50574

Dear Mr. Francis:

We have reviewed your January 13, 2006 response letter to our December 19, 2005 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 26

1. Regarding your disclosure of "EBITDA" and "EBITDA less minority interest" that was the subject of our prior comment one, please note that Answer 14 to the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* states that "earnings" in EBITDA is intended to mean net income. Based on your

disclosure and response, what you disclose as "EBITDA less minority interest" appears instead to be the "EBITDA" permitted by Item 10(e)(1)(ii)(A) of Regulation S-K to be used as a non-GAAP liquidity measure. As such, please confirm that you will refer to this measure as "EBITDA" in your future filings.

In contrast, what you disclose as "EBITDA" appears to adjust the permitted "EBITDA" as if there was no minority interest. In this regard, your response did not appear to address why excluding the effect of minority interest is not prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K, as we had requested. Instead, your response expresses your belief that this measure, if viewed in isolation, "could be misleading investors who may not be familiar with [your] business model" and that "[i]nvestors could reach the conclusion that the entire … amount will be retained by Symbion, which is not the case". As it appears to be prohibited and in light of your response, please confirm that you will cease presenting this measure.

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 28

Critical Accounting Policies, page 30

Allowance for Contractual Adjustments and Doubtful Accounts, page 31

2. Regarding your response to part c. of prior comment two, please confirm that you will provide, to the extent you are able, an aging of accounts receivable, in a comparative tabular format, that is based on management's own reporting criteria or some other reasonable presentation. In addition, please provide us disclosures that you propose to include in your future filings to indicate that, per your response, you do not consolidate the aging schedules of your facilities by payor, whether you are able to do so, and the reasons why you do not.

Professional and Liability Insurance Claims, page 33

3. In your response to prior comment three, you indicated that you cannot estimate the effect of a change in one or more of the assumptions because of the complexity of the variables included in the assumptions. However, as you have disclosed and responded that a change in one or more of the assumptions could have a material effect and as would appear to be required by Section V. of Financial Reporting Release 72, please provide us with disclosures that you propose to include in your future filings to:

   a. indicate the specific assumptions where reasonably likely changes in each of those assumptions would have a material impact on either your liquidity, financial position, or results of operations;

      b. quantify what you consider to be reasonably likely changes in each of those assumptions and the impact of each reasonably likely change to each assumption; and,

      c. discuss the significant variables underlying each of these assumptions and, if appropriate, the impact of reasonably likely changes in each significant variable.

<u>Results of Operations, page 34</u>

4. We have the following comments about you response to prior comment four:

      a. Please confirm that you will cease providing any non-GAAP measure that eliminates the prepayment charges incurred in 2003 and 2004, as Item 10(e)(1)(ii)(B) appears to prohibit eliminating a charge when there was a similar charge within the prior two years. While you asserted that the prepayment charges were incurred because of two separate and distinctly difference circumstances, the charges still appear to be similar. In addition, while your assertion about not incurring any other prepayment charges may relate to whether the charges are reasonably likely to recur within the next two years, Item 10(e)(1)(ii)(B) appears to prohibit eliminating items based on the occurrence in either the prior or the next two years.

      b. Please confirm that you will cease providing any non-GAAP financial measure that eliminates the provision (benefit) for income taxes recorded in any historical period and that replaces it with an amount based on an income tax rate applicable to a different period, such as the fixed 38.5% rate. Otherwise, you would appear to be using a non-GAAP measure in an attempt to smooth earnings, which would be prohibited by the first paragraph of Answer 8 to the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* posted on our website.

         Regarding your assertion that assuming a 38.5% rate for 2002 and 2003 was consistent with the actual rate for 2004, please instead consider discussing the difference in tax rates for different periods as a known trend or uncertainty that has had a material impact on your results of operations, in accordance with Item 303(A)(3)(ii) of Regulation S-K, and quantify the impact of the difference, pursuant to Financial Reporting Codification Section 501.04. Regarding your expectation that the Company's tax rate will be 38.5% in the foreseeable future years, please instead consider discussing that expectation as a known trend or uncertainty that could materially affect your future results of operations, in accordance with Item 303(A)(3)(ii). Consistent with the second paragraph of Answer 8, these discussions would appear to be permissible and may well be necessary.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant